Part III - Production and Profits Royalties [s. 7.1(e)]

1) Jimmy Stewart and F Kirk Johnson - Royalty Deed of 1958

These royalties derived from Wilkins & Co. LTD, Wilkins Trusts et al, which at that time was a 25% interest in 426,969.24 acres. Only a portion of that acreage is now controlled by Lexam. Initially four royalties were split out on the same date and they total a 1/128th interest or .78125% Encumbrance for each royalty holder on acreage equals: .1953125% on a 25% interest on 426,969 acres.

Jimmy Stewart and F. Kirk Johnson - Royalty Deed
9/15/1958
Book 74 page 394 (Elko, Co.)
1/16th of 1/8th split 4 ways on a 25% interest in 426,969 acres.
Judy Stewart 1/4th of 1/8th of 1/16th (held in trust)
Kelly Stewart 1/4th of 1/8th of 1/16th (held in trust)
F. Kirk Johnson Jr. 1/4th of 1/8th of 1/16th
Ann Johnson Mitsch 1/4th of 1/8th of 1/16th
Affects: Nevada and Utah lands, Grube Minerals

Subsequent documents in this royalty chain:

Kelly Stewart Harcourt
4/17/1997
Book 986 page 556 (Elko Co.)
Nevada and Utah lands.
Royalty Deed (from Trustee to Beneficiary)
1/4th of 1/8th of 1/16th on a 25% interest in 426,969 acres.

Judy Stewart Merrill
4/17/1997
Book 986 page 554 (Elko, Co.)
Nevada and Utah lands. Royalty Deed (from Trustee to Beneficiary)
1/4th of 1/8th of 1/16th on a 25% interest in 426,969 acres.

F. Kirk Johnson Jr. 1/4 of 1/16 of 1/8 split 3 ways (Deceased in 1968)
From F. Kirk Johnson, Sr. initial royalty deed.
Debra Fay Johnson 1/3 of 1/4 of 1/8 of 1/16
F. Kirk Johnson III 1/3 of 1/4 of 1/8 of 1/16
Elizabeth Demar Johnson 1/3 of 1/4 of 1/8 of 1/16
Blanket Conveyance
8/12/1975
Book 216 page 2 (Elko Co.) (to Debra Fay Johnson)
Book 289 page 765 (Box Elder Co.) (to F. Kirk Johnson, Jr.)
Nevada and Utah lands.
On a 25% interest in 426,969 acres.

2) B.H. Grube non-participating - Royalties of 1962

These royalties are from the Grube mineral ownership purchased in 1958 at 25% on 426,969 acres. Four royalties were split out on the same date at 1/32nd, 1/64th, 1/64th, and 1/64th. They total 7.8125% non-participating royalty on 25% of the acreage.
Most of this acreage is not controlled by Lexam but many of Lexams holdings are subject to this royalty.
Encumbrance on acreage equals: 7.8125% on a 25% interest on 426,969 acres. Affects: Nevada and Utah lands, Grube Minerals

B. Mangum - Royalty
7/11/1962
Book 26 page 514 (Elko Co.)
8/9/1979
Book 322 page 543 (Box Elder Co.)
Nevada and Utah lands.
Royalty Deed non-participating 1/64th royalty interest or 1.5625% on a 25% interest in 426,596 acres.

W. Yeager Jr. - Royalty
7/11/1962
Book 26 page 543 (Elko Co.)
8/30/1976
Book 285 page 438 (Box Elder Co.)
Nevada and Utah lands.
Royalty Deed non-participating 1/32nd royalty interest or 3.125% on a 25% interest in 426,596 acres.

J. B. Arnold - Royalty
7/11/1962
Book 26 page 572 (Elko Co.)
4/29/1974
Book 262 page 206 (Box Elder Co.)
Nevada and Utah lands.
Royalty Deed non-participating 1/64th royalty interest or 1.5625% on a 25% interest in 426,596 acres.

Patsy R. Shuffield (later Patsy R. Grube) - Royalty
7/11/1962
Book 26 page 601 (Elko Co.)
Nevada and Utah lands.
No record of recording in Box Elder County, Utah.
Royalty Deed non-participating 1/64th royalty interest or 1.5625% on a 25% interest in 426,596 acres.

3) The Western Trading Company Royalty Deed
4/24/1967
Book 81 page 288 (Elko Co.) (only affects Nevada lands)
1/128th non-participating royalty.
This non-participating royalty interest was granted by B. H. Grube to The Western Trading Company after his holdings had increased to 75% of 426,530 acres, with the purchase of a 50% interest in these lands from Martin Wunderlich in 1964. The 1/128th royalty is .78125%. Encumbrance on acreage equals: .78125% on a 75% interest on 426,969 acres.
Affects: Nevada lands, Grube Minerals

4) Estate of B.H. Grube Deceased, non-participating - Mineral Deed (minerals) - with royalty reservations.
9/8/1976
Book 235 page 593 (Elko Co.) (affects Nevada lands only)
1/64th non-participating royalty or 1.5625%
Mineral rights conveyed from the remnants of the Grube consolidation, of which he held a maximum of 75% interest on 91,033.77 acres. (100% of 75% on 59,634.66 acres, 50% of 75% on 31,399.11 acres.) Encumbrance on acreage equals: 1.5625% on a 75% interest on 59,634.66 acres and 1.5625% on a 37.5% interest on 31,399.11 acres.
Affects: Nevada lands, Grube Minerals

Clarification Mineral Deed (royalties restated)
4/26/1977
Book 245 page 525 (Elko Co.) (affects Nevada lands only)
Clarifies the reservation clauses in the Mineral Deed recorded on 9/8/1976 in book 235 page 593. This document removes the 1/512th mineral interest that is found in the Mineral Deed on Book 235 Page 593.
Affects: Nevada lands, Grube Minerals

5) Baca Minerals Inc. - Deed with Reserved 10% Net Profits Royalty on undivided 25% interest. From the Baca Minerals consolidation. There is an exploration agreement along with three mineral deeds. The holdings total 226,809 gross acres and 189,631 net acres. All of this acreage is owned by Lexam.

Baca Minerals - Royalty (Gamble)
12/15/1987
Book 597 page 552 (Elko Co.) (affects Nevada lands only)
10% Net Profits interest applied to an undivided 25% interest in the mineral lands.
On a 100% interest in 125,578 acres and a 40% interest in 1,169 acres.
Encumbrance on acreage equals: 10% Net Profits on a 25% interest on 125,578 acres and 10% Net Profits on a 25% of 40% interest in 1,1169 acres.
Affects: All of Lexam holdings, both Grube and Gamble minerals.

Baca Minerals - Royalty (Grube)
12/15/1987
Book 597 page 577 (Elko Co.) (affects Nevada lands only)
10% Net Profits interest applied to an undivided 25% interest in the mineral lands.
On a 75% interest in 59,634 acres and a 37.5% interest in 30,042.74 acres and a 28.125% interest in 592.71 acres.
Encumbrance on acreage equals: the 10% net profits interest applies to an undivided 25% interest in the mineral lands. 10% of 25% of a 75% interest in 59,634 acres and a 10% of 25% of 37.5% interest in 30,042.74 acres and 10% of 25% of 28.125% interest in 592.71 acres.
Affects: Former Grube interests.

Baca Minerals - Royalty (Box Elder County)
12/15/1987
Book 447 page 814 (Box Elder Co.) (affects Utah lands only)
10% Net Profit interest on 25% of the conveyance. On a 100% interest in 558.52 acres, a 40% interest in 1,892.98 acres.
Encumbrance on acreage equals: the 10% net profits interest applies to an undivided 25% interest in the mineral lands. 10% of 25% of a 100% interest in 558.52 acres and a 10% of 25% of 40% interest in 1,892.98 acres.
Affects: Former Grube and Gamble interests.
Note: Exhibit A in this deed includes lands that Baca had no ownership interest in. Thus this acreage does not match that in Exhibit A.

6) Stampede Investments, Inc - Warranty Deed (minerals)
5/3/1994
Book 865 page 1 (Elko Co.) (affects Nevada lands only)
1/64 non-participating royalty from Patsy R. Shuffield aka Patsy R. Grube.
1/64 non-participating royalty from the Estate of B. H. Grube Deceased, by Patsy R. Grube, Executrix.
Conveyance of the royalty previously noted in 22.2 and in 22.4 above.
Affects: Former Grube Minerals

7) Stampede Investments, Inc. - Deed and Assignment of Royalty Interest.

5/3/1994
Book 865 page 41 (Elko Co.) (affects Nevada lands only)
5/3/1994
Book 573 page 566 (Box Elder Co.) (affects Utah lands only)
1/64 non-participating royalty from Patsy R. Shuffield, aka Patsy R. Grube.
1/64 non-participating royalty from the Estate of B. H. Grube, Deceased, Patsy R. Grube, Executrix.
Conveyance of the royalty previously noted in 22.2 and in 22.4 above.
Affects: New West Gold interests

8) Mineral Royalties on Land that Mesquite acquired independently of Grube and Gamble

Four properties came from Mesquite independent of the Grube and Gamble connection. These properties do not carry those Grube and Gamble royalties. They do carry the Baca royalty described above. These four properties are all in the Indian Springs Tungsten District a sub-district of the Delano Mining District.

Mineral Deed
Grantor: Mesquite Land Co.
Grantee: AZL Minerals Inc.
7/27/1978
Book 272 Page 29
US Patent Number 541230 NE4SW4 Section 11 T43N R68E 40 acres
US Patent Number 541229 NW4SW4 Section 11 T43N R68E 40 acres
US Patent Number 35014 Gold Note Mill Site, 86 Mill Site
10% Net Profit interest on 25% of 100% of the above lands, identical to part 22.6.
Affects: Lexam minerals

9) Royalty Summary The Grube minerals are encumbered with the various Mineral Royalties conveyed by Grube and the Baca Mineral Royalties. The Gamble minerals are encumbered with just the Baca mineral royalties.